Supplement dated March 11, 1999                               Rule 424(b)(3)
(To Prospectus dated March 26, 1998)                          File No. 333-48147








EXPLANATORY NOTE:
-----------------

Attached is a Supplement to the Prospectus dated March 26, 1998 supplementing the discussions in the sections titled "Risk Factors" and "Selling Securityholders."

No additional shares are being registered under this Supplement.










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Supplement dated March 11, 1999
(To Prospectus dated March 26, 1998)


                            THE FORTRESS GROUP, INC.

                        6,431,192 Shares of Common Stock


         This Prospectus Supplement supplements and updates the risk factors entitled "Dilution," "Change of Control, "Anti-takeover Effects" and "Shares Eligible for Future Sale" set forth in the Prospectus under the heading "Risk Factors" as follows:

         Dilution of Earnings per Share. The Company has issued $40,000,000 initial liquidation value (40,000 shares) of Class AAA preferred stock and has also issued Contingent Warrants which potentially provide for the issuance of between 606,061 and 33,333,333 shares of common stock to Prometheus Homebuilders LLC.

         The Class AAA preferred stock is convertible at Prometheus' option into common stock at any time into 6,666,667 shares of common stock at a conversion price of $6.00 per share. The Contingent Warrants would become exercisable at an exercise price of $.01 per share on September 30, 2001 and would expire on March 31, 2004. The number of shares of common stock potentially issuable pursuant to the exercise of the Contingent Warrants is subject to adjustment depending upon the 60 day average closing price of the common stock between September 30, 2001 and September 30, 2003. If during this entire period the closing price remains greater than $12.00 per share, no shares would be issuable pursuant to the Contingent Warrants. If at any time during this period the average closing price is $12 per share or less, the number of shares of common stock for which the Contingent Warrants may be exercisable would be adjusted, up to five times per year. The Contingent Warrants would be exercisable for 606,061 shares if the average closing price were no lower than $10.01 per share at any time during this period and would increase based upon lower average closing prices, increasing to a maximum of 33,333,333 shares if the average closing price was $2.00 or less per share during this period. The issuance and conversion of the Class AAA preferred stock and the issuance and exercise of the Contingent Warrants could have the effect of materially reducing the Company's earnings per share and diluting the economic interest of the Company's existing stockholders.

         Dilution of Voting Power. Pursuant to the terms of the Class AAA preferred stock, Prometheus has the right to elect three Preferred Stock directors out of an up to 15-member board of directors. A proportionate number of the Preferred Stock directors also are entitled to serve on each committee of the board of directors, except for the executive committee. The executive committee, which has substantial operational authority, consists of five members of which two are Preferred Stock directors. Upon the occurrence of an event of default under the Class AAA preferred stock (which principally consist of defaults on dividends or other payment obligations), Prometheus would be entitled to elect additional Preferred Stock directors sufficient to constitute a majority of the board of directors and all committees of the board of directors.


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         Prometheus, as the holder of Class AAA preferred stock, is entitled to vote on all matters voted on by holders of common stock, voting together with the common stock as a single class at all meetings of the stockholders. Each share of Class AAA preferred stock entitles its holder to cast the number of votes equal to the number of shares of common stock into which such share of Class AAA preferred stock is convertible, based on the $6.00 per share conversion price. Based upon its ownership of $40,000,000 initial liquidation value (40,000 shares) of Class AAA preferred stock and 898,845 shares of common stock, Prometheus holds approximately 41% of the total voting power of the Company's stock. Prometheus may acquire additional voting power under certain circumstances, including the conversion of Class AAA preferred stock and the exercise of the Contingent Warrants.

         Change of Control. As described above, Prometheus has substantial voting power, including the right under certain circumstances to elect a majority of the board of directors, its executive committee and other committees. The holders of Class AAA preferred stock also have certain consent rights, which require the approval of the holders of at least 66 2/3% of the Class AAA preferred stock to effect certain significant corporate actions or transactions, including a merger or sale of substantial assets, unless the Class AAA preferred stock is redeemed as part of the transaction. Further, under the Company's amended bylaws, and the amended bylaws of the Company's subsidiaries, the Company may not, and may not permit any of its subsidiaries to, engage in or agree to engage in a number of significant actions or transactions, including adopting an annual operating budget, taking actions not provided for in the budget, incurring new debt and issuing securities, without the affirmative vote of over 81% of the board of directors (Supermajority Director Approval) or the affirmative vote of over 81% of the members of the executive committee (Supermajority Executive Committee Approval). Therefore, the Company needs the approval of at least one of the three Preferred Stock directors (together with 12 non-Preferred Stock directors) or the unanimous approval of the executive committee, including two Preferred Stock directors, to engage in significant actions or transactions. As a result, Prometheus has substantial influence over, and could under certain circumstances exercise effective control of, the direction and management of the Company and the conduct of its business. There is no assurance that the influence and participation of Prometheus and the Preferred Stock directors in the direction and management of the Company will have a positive effect on the Company's financial performance and condition.

         Anti-takeover Effects. Prometheus's representation on the board of directors and the executive committee, its voting rights, its consent rights and the requirements of Supermajority Director Approval and Supermajority Executive Committee Approval for certain significant actions and transactions could have anti-takeover effects. Also, provisions of Delaware law and of the Company's Amended and Restated Certificate of Incorporation could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions could deter, delay or prevent tender offers or other takeover proposals or attempts that might result in benefits to stockholders, including the payment to stockholders of a premium over the market price of the Common Stock.

         Shares Eligible for Future Sale. The Company has outstanding approximately 12,100,000 shares of common stock, of which approximately 10,500,000 shares are freely

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tradable without restriction (including shares subject to this Prospectus) and approximately 1,600,000 shares are saleable subject to certain volume and other restrictions of Rule 144 under the Securities Act. In addition, at least 895,407 shares are issuable upon the conversion of the Company's outstanding classes of preferred stock and 336,604 shares are issuable upon exercise of currently exercisable options. Additional shares would be issuable upon the conversion of the Class AAA preferred stock and the adjustment and exercise of the Contingent Warrants. See "Dilution." Sale of substantial amounts of such shares in the public market or the prospect of such sales could materially adversely affect the market price of the common stock.

         In addition, this Prospectus Supplement supplements and updates the table set forth in the Prospectus under the heading "Selling Securityholders" as follows:

         D.W. Hutson Construction Co., a corporation named as a selling securityholder in the table, has changed its name and is now called OBCO, Inc.